Exhibit 33

CONTACT:    THOMAS DALY, JR. OR ADAM WEINER
            KEKST AND COMPANY
            (212) 521-4800

                                                    FOR IMMEDIATE RELEASE

             HANDY & HARMAN ISSUES STATEMENT TO SHAREHOLDERS

NEW YORK, NY, JANUARY 15, 1998 - Handy & Harman (NYSE: HNH) today stated that it is sending the following letter to its shareholders:

                                       January 15, 1998

To our Fellow Shareholders:

      During the past two years we have taken a number of significant steps to create a better future for our company and shareholders. Our strategic initiatives have had three components. First, we have strived to reduce our exposure to cyclical precious metal refining, processing and manufacturing. In this regard, we sold our U.S. precious metal refining business in mid-1996. In addition, we sold our automotive business to Echlin in late 1995. The markets we have exited offered relatively low growth prospects, low margins and highly competitive pricing. By reducing our exposure to these markets, we have positioned ourselves to significantly enhance our growth profile and increase our return on capital employed.

      Second, we have searched for related businesses that we can acquire and integrate at prices that are value creating to our shareholders. We believe that the acquisitions of ele Corporation in 1996 and Olympic Manufacturing in 1997 have been clear successes and demonstrate the significant value creation potential of smart acquisitions.

      The third component of our strategy has been to improve our asset utilization and to provide immediate returns to shareholders. Many traditional metal-working manufacturers have created legacy liabilities with which they must now come to grips. Environmental costs, dramatically underfunded pensions, aged plant and equipment, product warranty or tort liability problems like asbestos haunt so many fine companies in traditional manufacturing industries. We have been able to avoid these pitfalls and, to the contrary, have amassed significant assets in excess of such liabilities. It appears that WHX has not been managed as successfully.

      As we have reduced our exposure to precious metals manufacturing, we have been able to retain a significant volume of precious metals. Our inventory of silver, gold and palladium has a market value of approximately $126 million today, over $100 million of which is not reflected on our balance sheet. In addition, the reductions in headcount in many of our traditional businesses have resulted in our pension programs being overfunded by approximately $125 million. Your management has been working hard to find efficient ways to put these assets to work. For example, in October 1996, we repurchased 1.8 million shares using funds provided in part by the sale of a portion of our gold inventory at that time.

      Our recent stock price performance has shown some response to these initiatives, with our stock up 27% in 1997 prior to the bid by WHX. We continue to believe that this was just the beginning of a period of strong stock price performance. It is in this time of significant strategic change and improving stock price that we received an unsolicited offer from WHX.

      Your Board has reviewed this offer and continues to believe it is inadequate. We do not believe our growth prospects or operations are adequately reflected in WHX's proposal. Further, we do not believe the value of our precious metals inventory and pension overfunding are adequately reflected in its bid.

      We do not believe that WHX is acting with your best interests in mind, but rather is seeking to buy the Company as cheaply as it can. Your Board of Directors, on the other hand, is committed to acting in the best interests of all of the Company's shareholders. Consequently, the Board of Directors continues to strongly urge you to reject the WHX offer and not tender your shares.

      This does not mean that your Board will not consider offers that reflect the full value of the Company. Your Board will evaluate any bona fide proposal or alternative presented in light of our current business plan and prospects and will respond accordingly. While WHX and Mr. LaBow have tried to create uncertainty by stating that WHX is inclined to terminate its offer and may buy shares, your Board will not sit idly by, but will continue to evaluate every creative strategic means to build shareholder value and safeguard your holdings. There are no sacred cows as we look to the future.

      We will keep you informed. Thank you, as always, for your support.


                                    Sincerely,


                                    R.N. Daniel
                                    Chairman of the Board and
                                    Chief Executive Officer